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Exhibit 4.12

ARTICLES OF INCORPORATION

OF

CN REAL ESTATE INVESTMENT CORPORATION

I

The name of this corporation is CN Real Estate Investment Corporation.

II

The purpose of the corporation is to engage in any lawful act or activity for which a corporation may be organized under the GENERAL CORPORATION LAW of California other than the banking business, the trust company business or the practice of a profession permitted to be incorporated by the California Corporations Code.

III

The name and address in the State of California of this corporation's initial agent for service of process is:

    Heng Chen
    400 North Roxbury Drive
    Beverly Hills, California 90210

IV

The corporation is authorized to issue two classes of shares of stock, designated Common Stock and Preferred Stock, respectively. The total number of shares of Common Stock which this corporation is authorized to issue is THREE MILLION EIGHT HUNDRED THOUSAND (3,800,000) and the total number of shares of Preferred Stock which this corporation is authorized to issue is TWO HUNDRED THOUSAND (200,000).

Shares of Preferred Stock may be issued from time to time in one or more series. The Board of Directors is authorized to fix the number of shares of any series of Preferred Stock and to determine the designation of any series. The Board of Directors is also authorized to determine or alter the rights preferences, privileges and restrictions granted to or imposed on any wholly unissued series of Preferred Stock and, within the limits and restrictions stated in any resolution or resolutions of the Board of Directors originally fixing the number of shares constituting any series, to increase or decrease (but not below the number of shares of such series then outstanding) the number of shares of any such series subsequent to the issue of shares of that series.

/s/ HENG CHEN Heng Chen, Incorporator

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ARTICLES OF INCORPORATION OF CN REAL ESTATE INVESTMENT CORPORATION